Exhibit 99.2

SAPIENS INTERNATIONAL CORPORATION N.V.

PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

OCTOBER 27, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

Mr. Gregory Elias, United International Trust N.V., Mr. Roni Giladi, Mr. Ron Al Dor, or any of them with power of substitution in each, are hereby authorized to represent the undersigned at the Special General Meeting of Shareholders of Sapiens International Corporation N.V. (the “Company”) to be held at the Company's registered office located at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, on Tuesday, October 27, 2015 at 10:00 am (Curaçao time), and at any adjournments or postponements thereof, and thereat to vote, as indicated on the reverse side of this proxy card, the same number of Common Shares, par value 0.01 Euro per share, of the Company, as the undersigned would be entitled to vote if then personally present.

THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE ADOPTION OF THE PROPOSED RESOLUTION. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

SAPIENS INTERNATIONAL CORPORATION N.V.

OCTOBER 27, 2015

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line before mailing.Ü

1 20730303030003000000 ■	051211

PLEASE SIGN, DATE AND MAIL YOUR PROXY CARD IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	PROPOSAL	FOR	AGAINST	ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐	1. Approval of amendments to the Company’s Articles of Association that (i) increase the number of common shares that the Company is authorized to issue from 54,000,000 to 70,000,000 (Article IV, paragraph 4; and Article IV, paragraph 13); (ii) correspondingly increase the authorized nominal capital of the Company from € 550,000.00 to € 710,000.00 (Article IV, paragraph 1); (iii) delete references to the Netherlands Antilles, which dissolved in October 2010, as the Company’s country of domicile, and replace them with references to Curaç.ao (Article I, paragraph 3; Article IV, paragraph 7, sub-paragraph (g)7; Article IX, paragraph 2, sub-paragraph (c); Article IX, paragraph 8; Article IX, paragraph 9; and Article XIV, paragraph 2); and (iv) enable the sending of proxy materials by the Company to its shareholders in respect of a general shareholder meeting other than by mail and broaden the written form that a proxy may take to include email, telegram, telefax, telex and other forms of word processing communication (Article IX, paragraph 12; Article XIII, paragraph 4; Article XIV, paragraph 3; and Article XVI, paragraph 1). In connection with this Proposal 1, The United Trust Company N.V. shall be authorized to execute the Deed of Amendment of the Company's Articles of Association and to perform any and all acts as the Company’s attorneys deem required in that respect.	☐	☐	☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:	Please sign exactly as your name or names appear on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.